TRADESTATION GROUP, INC.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

August 24, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Mail Stop 4561

Attention: Mr. Paul Cline, Senior Accountant

RE:	TradeStation Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 8, 2005
File No. 000-31049

Dear Mr. Cline,

What follows is the response of TradeStation Group, Inc. (the “Company”) to the comment contained in your letter dated August 18, 2005 regarding the above referenced Annual Report on Form 10-K.

Item 9A-Controls and Procedures, page 47

1.	Please tell us and revise in future filings, if your disclosure controls and procedures are effective at the “reasonable assurance” level. Refer to the conclusions regarding effectiveness of disclosure controls and procedures in Release No. 33-8238: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports effective August 14, 2003.

It was the Company’s intention and belief that its disclosure under Item 9A stated that its disclosure controls and procedures were effective at the “reasonable assurance” level as of the end of the period covered by the report. Accordingly, the Company confirms that the Company’s management, including its Co-Chief Executive Officers and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Subject to the Company’s management, including its Co-Chief Executive Officers and Chief Financial Officer, so concluding, the Company will include language similar to that in the foregoing sentence in future filings in order to explicitly state the conclusions

United States Securities and Exchange Commission

August 24, 2005

of the Company’s management, including its Co-Chief Executive Officers and Chief Financial Officer, regarding the effectiveness of the Company’s disclosure controls and procedures.

As requested, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff should have any questions or comments regarding the foregoing, please do not hesitate to call the undersigned at (954) 652-7000.

Very truly yours,

/s/ David H. Fleischman
David H. Fleishman
Chief Financial Officer
Vice President of Finance and Treasurer